Filed by Hertz Global Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Dollar Thrifty Automotive Group
Commission File No.:  001-13647

Date:	04/26/2010
To:	Distribution
From:	Mark P. Frissora
Chairman and Chief Executive Officer
Subject:	Hertz Acquires Dollar Thrifty

Dear Hertz Colleagues,

I’m pleased to announce that we have reached an agreement to buy Dollar Thrifty Automotive Group (Dollar Thrifty). This is a milestone event in our 91-year history for a number of reasons, and helps keep Hertz the best rental company in the world. When the acquisition process is completed, we will have two well-known brands in the U.S. positioned between Hertz and Advantage, enabling us to compete even more effectively against other multi-brand car rental companies. The acquisition also supports our expansion plans internationally — especially our European leisure strategy — and off-airport.

The next formal step in the process is U.S. government approval of the acquisition. We do not know how long the approval process will last, but we expect to complete the acquisition this year. Until then Dollar Thrifty will remain a separate company, is and only when the deal is completed will we be able to communicate how our companies will work together going forward.

One point is crystal clear; we will continue to operate both the Dollar and Thrifty brands which have market strengths separate from ours and together generate annual revenues exceeding $1.6 billion from over 1,500 locations worldwide (primarily franchisees internationally). Dollar Thrifty appeals to customers who generally do not rent from either Hertz or Advantage. They operate in what we call the “value” segment of the car rental industry and we are committed to growing our under-developed share of this part of the leisure travel business. While Dollar Thrifty might be best known in the U.S., the company has a significant presence in Europe (over 250 locations), enabling us to jump-start our leisure strategy there with a recognized brand. They also have a significant presence in Australia, New Zealand, Latin America, Middle East as well as North and South Africa, with locations also in Caribbean and Pacific markets. Finally, Dollar Thrifty also operates from off-airport locations in the U.S., giving us another brand to further penetrate this growth market.

From an investor perspective — and many employees are Hertz shareholders — the transaction should improve Hertz earnings from day one and, we believe, have no negative effect on our credit ratings. In other words, buying Dollar Thrifty should be a good deal for Hertz shareholders over the long term. We’ve identified up to $180 million of efficiencies — primarily related to fleet, IT systems and procurement — which will enable both our companies to operate at an even lower cost.

In addition to propelling our European leisure strategy, buying Dollar Thrifty closes the one remaining gap in our U.S. car rental presence. Hertz is a leader in the premium business and leisure segments on-airport, and has a growing presence in the off-airport market, directly challenging Enterprise’s historic dominance there. Buying Advantage out of bankruptcy last year gave us access to the deep-discount segment of the U.S. airport business, served also by companies like Payless, Fox and even smaller local operators. With Dollar Thrifty we will be able to serve airport car rental customers seeking a value proposition between Hertz and Advantage.

Finally, a lot of hard work will be required to complete this transaction, and even more after the deal is closed. We are committed to a smooth post-deal transition and I am confident every Hertz employee involved in the transition will help us ensure Dollar Thrifty and Hertz are even stronger together than we have been as separate companies.

I will continue to inform you of key developments as they occur, although you should expect communications to increase significantly once the acquisition process is completed.

Mark

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on the current expectations and beliefs of Hertz Global Holdings, Inc. (“Hertz Holdings”) and Dollar Thrifty Automotive Group (“Dollar Thrifty”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (5) the industry may be subject to future risks that are described in SEC reports filed by Hertz Holdings and Dollar Thrifty.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz Holdings and Dollar Thrifty.  Hertz Holdings and Dollar Thrifty assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed merger, Hertz Holdings and Dollar Thrifty will file relevant materials with the SEC, including one or more registration statement(s) that are expected to contain a prospectus of Hertz Holdings and a proxy statement of Dollar Thrifty.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Hertz Holdings, Dollar Thrifty and the proposed merger.  Investors and security holders may obtain these documents (and any other documents filed by Hertz Holdings or Dollar Thrifty with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Hertz Holdings may be obtained free of charge on Hertz Holdings’ internet website at www.hertz.com or by contacting Hertz Holdings’ Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.  Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Hertz Holdings, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger.  Information about the executive officers and directors of Hertz Holdings and their ownership of Hertz Holdings common stock is set forth in the proxy statement for Hertz Holdings’ 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010.  Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock is set forth in the proxy statement for Dollar Thrifty’s 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2009.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz Holdings, Dollar Thrifty and their respective executive officers and directors in the acquisition by reading the proxy statement/prospectus regarding the acquisition when it becomes available.